

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 25, 2014

Via E-mail
Kevin Ghim
President
Moms Online, Inc.
1828 Broadway, 2nd Floor, Suite C
Santa Monica, CA, 90404

> **Re: Moms Online, Inc.**
> **Amendment No. 1 to Registration of Securities on Form 10**
> **Filed November 10, 2014**
> **File No. 000-55286**

Dear Mr. Ghim:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to prior comment 3, in which you state that the parent's shareholders did not provide consideration for the spun-off shares. Please expand your analysis to tell us how the transaction comported with the remaining conditions specified in Section 4 of Staff Legal Bulletin No. 4. Accordingly, please present your analysis for whether the spin-off was pro-rata to the shareholders, the type of information about the spin-off and subsidiary provided to shareholders, and the business purpose of the spin-off. Provide similar analysis for the spin-off of Social Quotient from IceLounge.

Employees, page 8

2. We note your response to prior comment 12. To the extent that such consultants are or were engaged in developing software or any other intellectual property, expand your

disclosure in Business and Risk Factors to address any risks relating to the fact that such persons have not entered into a contract governing the ownership of any developed intellectual property assets.

Certain Relationships and Related Transactions, and Director Independence, page 20

3.   We note your response to prior comment 24 regarding the lack of any agreements with IceLounge Media and Social Quotient regarding fund advances. As requested in our prior comment, ensure that your risk factor and liquidity sections reflect the balances due under these loans, the nature of any repayment obligations, and the resulting impact on your company.

Item 15. Financial Statements and Exhibits, page 24

4.   Please amend your filing to make correct reference to the unaudited statements of operations and cash flows for the three and nine months ended September 30, 2014.

Financial Statements

Statement of Stockholders' Equity (Deficit), page F-14

5.   Please correct the final subtotal line to read "Balances, December 31, 2013".

You may contact Frank Knapp at (202) 551-3805, Staff Accountant, or Patrick Gilmore, Accounting Branch Chief at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Adviser, at (202) 551-3853 or, in his absence, me at (202) 551-3456 with any other questions.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Attorney-Adviser

cc: Via E-mail
         Victor Schwarz, Esq.